  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1996.

                                                       REGISTRATION NO.    -
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                            HEARTLAND EXPRESS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                                ---------------
        NEVADA                        4213                     93-0926999
    (STATE OR OTHER            (PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF                INDUSTRIAL                IDENTIFICATION
   INCORPORATION OR           CLASSIFICATION CODE               NUMBER)
     ORGANIZATION)                  NUMBER)

                             2777 HEARTLAND DRIVE
                            CORALVILLE, IOWA 52241
                                (319) 645-2728
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                               RUSSELL A. GERDIN
                             2777 HEARTLAND DRIVE
                            CORALVILLE, IOWA 52241
                                (319) 645-2728
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
          MARK A. SCUDDER, ESQ.                  ELIZABETH GRIEB, ESQ.
       EARL H. SCUDDER, JR., ESQ.                PIPER & MARBURY L.L.P.
         SCUDDER LAW FIRM, P.C.                 36 SOUTH CHARLES STREET
    411 SOUTH 13TH STREET, SUITE 200           BALTIMORE, MARYLAND 21201
         LINCOLN, NEBRASKA 68508                     (410) 539-2530
             (402) 435-3223
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of the registration statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                    PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF        AMOUNT                MAXIMUM             MAXIMUM            AMOUNT OF
    SECURITIES TO BE            TO BE            OFFERING PRICE         AGGREGATE         REGISTRATION
       REGISTERED           REGISTERED(1)         PER SHARE(2)      OFFERING PRICE(2)          FEE
- ------------------------------------------------------------------------------------------------------
Common Stock, $.10 par
 value..................  1,150,000 shares(3)        $28.375(3)        $32,631,250           $11,253
- ------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes 150,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated pursuant to Rule 457(c), based on the average of the high and low prices of the Common Stock as reported by the Nasdaq National Market on September 23, 1996, solely for the purpose of calculating the registration fee.
(3) The registrant has declared a stock dividend that will be paid prior to the expected effectiveness of this registration statement. As reflected in the prospectus, this stock dividend will result in a maximum 1,725,000 shares to be sold. The price decrease resulting from the dividend will reduce the maximum offering price per share such that the proposed Maximum Aggregate Offering Price and Amount of Registration Fee would remain as stated herein.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION + +STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND + +EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY + +BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. + +THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF + +AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE +
+IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO          +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                              SEPTEMBER 26, 1996

                                1,500,000 Shares

                                      LOGO
                                  Common Stock

                                   --------

  All of the 1,500,000 shares of Common Stock of Heartland Express, Inc. offered hereby are being sold by its principal stockholder (the "Selling Stockholder"). See "Selling Stockholder." The Company will not receive any of the proceeds from the sale of Common Stock in this offering. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HTLD." On September 25, 1996, the last reported sale price of the Common Stock was $28.50 per share. The Company has declared a 50% pro rata stock dividend payable October 4, 1996, to stockholders of record on September 23, 1996 (the "Stock Dividend"). The Stock Dividend will increase the number of issued and outstanding shares of Common Stock from 20 million to 30 million, and the market price of the Common Stock will be adjusted on October 4 to approximately two-thirds of the last sale price on October 3, 1996. If the Stock Dividend had been effective on the date of this Prospectus, the last reported sale price on September 25, 1996, would have been adjusted to approximately $19.00 per share. This offering will be completed after the Stock Dividend is completed. Accordingly, purchasers in this offering will not receive shares payable in connection with the Stock Dividend. Unless otherwise indicated, all information in this Prospectus, including the number of shares offered hereby, reflects the issuance of additional shares in connection with the Stock Dividend. See "Price Range of Common Stock" and "Stock Dividend."

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             PRICE           UNDERWRITING         PROCEEDS TO
                              TO             DISCOUNTS AND          SELLING
                            PUBLIC            COMMISSIONS        STOCKHOLDER(1)
- -------------------------------------------------------------------------------
Per Share............     $                   $                   $
- -------------------------------------------------------------------------------
Total(2).............    $                   $                   $
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Before deducting expenses of the offering estimated at $102,500 payable by the Selling Stockholder.
(2) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholder
    will be $    , $    , and $    , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of Alex. Brown
& Sons Incorporated, Baltimore, Maryland, on or about      , 1996.

Alex. Brown & Sons                                 Morgan Keegan & Company, Inc.
  INCORPORATED

                THE DATE OF THIS PROSPECTUS IS           , 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act and information incorporated by reference herein. Copies of such information and the reports, proxy statements, and other information filed by the Company under the Exchange Act may be examined without charge at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at the Web site maintained by the Commission at http://www/sec/gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996, filed with the Commission pursuant to
Section 13 of the Exchange Act, are hereby incorporated by reference into this Prospectus and made a part hereof.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in and made a part of this Prospectus from the date of filing of such documents. See "Available Information." Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement.

  The Company will furnish without charge upon written or oral request to each person to whom this Prospectus is delivered a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents not specifically incorporated by reference thereto. Such request should be directed to Heartland Express, Inc., 2777 Heartland Drive, Coralville, Iowa 52241, telephone no. (319) 645-2728, Attn: John P. Cosaert, Vice President.

                                 ------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Heartland is a short-to-medium haul truckload carrier based near Iowa City, Iowa. Heartland provides nationwide transportation service to major shippers, using late-model tractors and a uniform fleet of 53-foot aluminum plate dry vans. The Company's primary traffic lanes are between customer locations east of the Rocky Mountains, with selected service to the West. Management believes that Heartland's size and service standards have enabled it to become a core carrier to many of its major customers.

OPERATING PHILOSOPHY

  Heartland focuses on two goals: providing premium service that differentiates the Company from competitors and achieving the lowest possible cost structure. This concentration on customer service and efficient operations overlays each of the following operating strategies:

 . Centralized operations and regional distribution. Heartland's operations department includes a central dispatch unit at Company headquarters and four regional distribution centers located near major customers. A computer network and regular communication between central dispatch and the regional distribution centers promotes system-wide load coordination. Management believes this strategy combines the cost efficiency of centralized dispatch, billing, and management functions with the local control over drivers and customer service that are important to short, time-sensitive regional freight movements.

 . Short-to-medium average length of haul. Heartland concentrates primarily on short-to-medium haul shipments (625-mile average length of haul in 1995) because more than 70% of all over-the-road freight revenue in the continental United States is generated in these lanes and the rate per mile is generally higher than in longer hauls. In addition, shorter routes lessen competition from rail and intermodal competitors, which typically compete in the long haul market.

 . Targeted customers. Heartland targets customers in its operating areas that require multiple, time-sensitive shipments, including those customers with just-in-time and other expedited, time-definite, or premium service requirements. Consistent with Heartland's focus on customer service and efficient operations, the Company's sales personnel seek to develop close relationships with a small number of very large shippers. Accordingly, the Company's 25, 10, and 5 largest customers accounted for 75%, 62%, and 48% of revenue, respectively, in 1995, and 73%, 58%, and 44%, respectively, in the first six months of 1996. Management believes this philosophy permits Heartland to control costs through more predictable movements and allows Heartland to offer a high level of service to customers. Management believes that growth in revenue from Heartland's top five accounts from $36.8 million to $91.9 million over the past five years demonstrates the success of this strategy.

 . Employee and independent contractor driver strategy. Heartland has historically operated with both employee and independent contractor drivers. Heartland historically has sought to obtain approximately one-half of its tractor fleet from independent contractors, who supply the tractor and driver and bear all associated expenses in return for a fixed rate per mile. Management believes that using independent contractors benefits the Company by reducing capital expenditure requirements, improving return on equity, reducing direct exposure to fuel price fluctuations, and providing access to an additional pool of drivers in response to the chronic, industry-wide shortage of qualified drivers. At June 30, 1996, independent contractors supplied approximately 60% of the Company's tractor fleet. None of Heartland's employees, including drivers, are represented by a union or collective bargaining association.

 .  Uniform fleet. Heartland owns modern Freightliner tractors and high-capacity
   Wabash 53-foot aluminum plate dry vans. Heartland's owned tractors had an average age of 13 months at June 30, 1996, and all were covered by lifetime warranties on major components and were equipped with Qualcomm satellite-based tracking and communication units. This modern fleet is preferred by many shippers and drivers and provides advantages of improved fuel mileage and reduced breakdowns, repairs, and maintenance as compared with older equipment.

INDUSTRY CONSOLIDATION

  The truckload industry is consolidating in response to several identifiable trends. Many major shippers are reducing the number of carriers they use in favor of service-based, ongoing relationships with a limited group of core carriers. These partnerships and the increasing use of equipment and drivers dedicated to a single shipper's needs ("dedicated fleets") are designed to ensure higher quality, more consistent service for shippers and greater equipment utilization and more predictable revenue for core carriers. Other shippers that own tractor-trailer fleets are outsourcing their transportation requirements to truckload carriers to lower operating expenses and conserve capital for core corporate purposes. This outsourcing has resulted in some shippers eliminating their own trucks in favor of truckload specialists, which, according to a study commissioned by the American Trucking Associations Foundation, can provide similar service at approximately 25% less cost.

  Deregulation and economies of scale also promote consolidation. Many truckload carriers have grown rapidly since deregulation in 1980 and have achieved the size to negotiate lifetime equipment warranties and obtain equipment, fuel, insurance, financing, and other items for significantly less than smaller or more leveraged competitors. All of these trends favor large carriers with modern fleets, excellent service, in-transit communication and load tracking, good drivers, a strong safety record, adequate insurance, and a strong capital base. Management believes that Heartland is well-positioned to take advantage of further industry consolidation.

MUNSON MERGER

  In March 1994, Heartland merged with Munson Transportation to expand service in strategically important Northeast lanes and gain access to Munson's high quality shippers and favorable rate structure. Munson generated 1993 trucking revenue of $116 million, but had been experiencing severe operational and financial difficulties. Munson had operating ratios of 95.6%, 96.0%, and 97.2% in 1991, 1992, and 1993, respectively, and had experienced net losses in each of those three years. Heartland issued approximately four percent of the Company's then outstanding stock to the former Munson stockholders in a merger accounted for as a pooling of interests. In accordance with the principles of pooling of interests accounting, Heartland's financial statements were restated for all prior periods as if Munson and Heartland had been operated on a combined basis. All financial information in this prospectus reflects such restated information. Prior to the merger and subsequent financial restatement, Heartland had been free of long-term debt since 1985 and had operating ratios of 81.8%, 82.1%, and 81.5% in 1991, 1992, and 1993, respectively.

  Following the merger, Heartland applied its operating philosophy to the former Munson operations. Heartland replaced older revenue equipment, repaid all $56.9 million in assumed long-term debt, curtailed service to shippers that did not meet Heartland's operating strategy or rate structure, eliminated flatbed, refrigerated, and brokerage operations, and consolidated all duplicative operating and administrative functions at Heartland's headquarters. This process reduced combined revenue from $236.0 million in 1993 to $191.5 million in 1995. However, as Munson was brought into alignment with Heartland's operating philosophy, the combined operations produced an operating ratio of 83.7% in 1995 while virtually eliminating interest expense. Heartland's management believes the Munson merger was strategically important to Heartland's growth.

GROWTH STRATEGY

  Heartland's strategy for continuing its profitable growth includes:

  . Opening additional regional distribution centers. Heartland's decision as to when and where new regional distribution centers will be opened will be strategically based on the Company's opportunity to acquire new customers or the acquisition of one or more carriers that would fit into the Company's philosophy of providing a high level of service through close working relationships with customers.

  . Expanding core carrier relationships. Heartland's management expects to utilize private fleet conversions and dedicated fleet operations to increase lane density in the Company's existing service territory and incrementally enter new territories.

  . Pursuing opportunistic acquisitions. In future acquisitions, management intends to apply the Munson model of combining with target carriers to gain desirable customer relationships, drivers and owner-operators, and complementary service territories.

  . Maintaining a strong balance sheet. Heartland's absence of long-term debt and $70 million of cash at June 30, 1996, provide flexibility in acquiring target carriers or private fleets and in making other capital investments.

  Management believes that incorporating this growth strategy into Heartland's historical operational focus on offering premium service and achieving the lowest possible cost structure will position Heartland to continue its profitable growth.

  Heartland Express, Inc. is a holding company incorporated in Nevada which owns, directly and indirectly, all of the stock of Heartland Express, Inc. of Iowa, Heartland Equipment, Inc., Munson Transportation, Inc., Munson Equipment, Inc., and Munson Transport Services, Inc. The Company's headquarters is located at 2777 Heartland Drive, Coralville, Iowa 52241, and its telephone number is
(319) 645-2728.

                                  THE OFFERING

Common Stock offered by the Selling Stockholder(1)...........  1,500,000 shares
Common Stock to be outstanding before and after the
 offering(2)................................................. 30,000,000 shares
Nasdaq National Market symbol................................              HTLD

- --------
(1) The number of shares offered by the Selling Stockholder reflects the Stock Dividend and corresponds to 1,000,000 shares at the date of this Prospectus.
(2) At the date of this Prospectus, Heartland has 20,000,000 shares of issued and outstanding Common Stock. The Stock Dividend (a 50% pro rata stock dividend to stockholders of record on September 23, 1996) is payable October 4, 1996, and will increase the number of issued and outstanding shares from 20,000,000 to 30,000,000. This offering will be completed after the Stock Dividend is completed. Accordingly, purchasers in this offering will not receive shares payable in connection with the Stock Dividend. See "Price Range of Common Stock" and "Stock Dividend."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           SIX MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,                    JUNE 30,
                         ------------------------------------------------  -----------------
                           1991      1992      1993      1994      1995     1995      1996
                         --------  --------  --------  --------  --------  -------  --------
STATEMENT OF OPERATIONS
 DATA:
 Operating revenue...... $178,435  $205,214  $236,017  $224,248  $191,507  $94,557  $113,747
 Operating income.......   16,922    20,463    23,023    23,741    31,155   14,966    18,087
 Net income.............    7,122     9,414    10,948    10,077    20,585    9,813    12,161
 Average shares
  outstanding(1)........   30,039    30,039    30,039    30,039    30,036   30,039    30,000
 Net income per
  share(1)..............     0.24      0.31      0.36      0.34      0.69     0.33      0.41
 Operating ratio........     90.5%     90.0%     90.2%     89.4%     83.7%    84.2%     84.1%
PRE-MERGER OPERATING
 RATIOS(2):
 Heartland..............     81.8%     82.1%     81.5%      --        --       --        --
 Munson.................     95.6%     96.0%     97.2%      --        --       --        --

                                                                   JUNE 30, 1996
                                                                   -------------
BALANCE SHEET DATA:
 Working capital..................................................   $ 55,421
 Net property and equipment.......................................     70,818
 Total assets.....................................................    176,279
 Long-term debt, less current maturities                                  --
 Total stockholders' equity.......................................    110,797

- --------
(1) The average shares outstanding and net income per share data have been adjusted to reflect the Stock Dividend. At the date of this Prospectus, Heartland has 20,000,000 shares of issued and outstanding Common Stock. The Stock Dividend (a 50% pro rata stock dividend to stockholders of record on September 23, 1996) is payable October 4, 1996, and will increase the number of issued and outstanding shares from 20,000,000 to 30,000,000. At the present 20,000,000 shares outstanding, the Company's net income per share was $0.36, $0.47, $0.55, $0.50, and $1.03 for each of 1991 through
    1995, respectively, and $0.49 and $0.61 for the six months ended June 30, 1995 and 1996, respectively. See "Price Range of Common Stock" and "Stock Dividend."
(2) Heartland's financial statements for all periods prior to March 17, 1994, were restated following the Munson merger to include the results of Munson Transportation and related entities in accordance with accounting for the transaction as a pooling of interests. See "Prospectus Summary--Munson Merger." The pre-merger operating ratios information sets forth the stand-alone operating expenses as a percentage of operating revenue for each of Heartland and Munson for the fiscal years ended December 31, 1991, 1992, and 1993, all of which were prior to the merger.

                                  ------------

  Unless otherwise indicated, all information in this Prospectus (i) assumes that all share and per share data have been adjusted to give effect to the Stock Dividend,(ii) assumes that the Underwriters' over-allotment option is not exercised, and (iii) reflects the restatement of the Company's consolidated financial statements for all periods prior to March 17, 1994, to reflect the mergers with Munson Transportation, Inc. and related entities in accordance with accounting for such transactions as a pooling of interests. See "Prospectus Summary--Munson Merger" and "Stock Dividend." Unless the context otherwise requires, references to "Heartland" or the "Company" include Heartland Express, Inc. and its consolidated subsidiaries.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol HTLD since November 5, 1986, the date of the Company's initial public offering. During December 1995, the Company effected a stock dividend that increased the number of shares outstanding from 13,016,600 to 20,000,000. Effective October 4, 1996, the Company will pay the Stock Dividend, which will increase the number of outstanding shares of Common Stock from 20,000,000 to 30,000,000. The following tables set forth for the calendar period indicated the range of high and low bid quotations for the Company's Common Stock as reported by Nasdaq from January 1, 1994, to June 30, 1996. All quotations under the column entitled "Prior to October 4, 1996 Stock Dividend" reflect the 20,000,000 shares of Common Stock presently outstanding following the December 1995 stock dividend. All quotations under the column entitled "Adjusted for October 4, 1996 Stock Dividend" have been adjusted to reflect the Stock Dividend.

                                                                   ADJUSTED FOR
                                                                    OCTOBER 4,
                                                      PRIOR TO         1996
                                                   OCTOBER 4, 1996     STOCK
                                                   STOCK DIVIDEND    DIVIDEND
                                                   --------------- -------------
                                                    HIGH     LOW    HIGH   LOW
                                                   --------------- ------ ------
      1994 Calendar Year
        First Quarter............................. $ 23.92 $ 15.78 $15.95 $10.50
        Second Quarter............................   23.27   19.20  15.51  12.80
        Third Quarter.............................   23.43   18.06  15.62  12.04
        Fourth Quarter............................   20.18   17.57  13.45  11.71
      1995 Calendar Year
        First Quarter.............................   19.20   17.44  12.80  11.63
        Second Quarter............................   18.40   15.84  12.27  10.56
        Third Quarter.............................   21.28   16.64  14.19  11.09
        Fourth Quarter............................   21.00   17.28  14.00  11.52
      1996 Calendar Year
        First Quarter.............................   28.00   19.76  18.67  13.17
        Second Quarter............................   31.25   25.13  20.83  16.75

  The prices reported reflect interdealer quotations without retail mark-ups, mark-downs or commissions, and may not represent actual transactions. As of September 24, 1996, the Company had 257 stockholders of record of its Common Stock. However, the Company estimates that it has a significantly greater number of stockholders because a substantial number of the Company's shares are held of record by brokers or dealers for their customers in street names.

                                DIVIDEND POLICY

  The Company has never paid a cash dividend on its Common Stock. It is the current intention of the Company's Board of Directors to retain earnings to finance the growth of the Company's business. Future payments of cash dividends will depend upon the financial condition, results of operations, and capital requirements of the Company, as well as other factors deemed relevant by the Board of Directors.

                     SELECTED CONSOLIDATED FINANCIAL DATA
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The selected consolidated financial data presented below reflect the consolidated financial position and results of operations of Heartland Express, Inc. and its subsidiaries. The selected consolidated financial data are derived from the Company's consolidated financial statements, which have been restated to reflect the March 17, 1994, merger of Munson Transportation in a transaction accounted for as a pooling of interests.

                                                                            SIX MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,                    JUNE 30,
                          ------------------------------------------------  -----------------
                            1991      1992      1993      1994      1995     1995      1996
                          --------  --------  --------  --------  --------  -------  --------
INCOME STATEMENT DATA:
Operating revenue.......  $178,435  $205,214  $236,017  $224,248  $191,507  $94,557  $113,747
Operating expenses:
 Salaries, wages, and
  benefits..............    50,795    56,792    63,551    56,440    40,715   21,776    20,057
 Rent and purchased
  transportation........    27,109    35,759    51,478    57,799    64,043   28,799    47,012
 Operations and
  maintenance...........    42,234    42,377    45,370    35,557    21,035   10,961    10,985
 Taxes and licenses.....     5,760     6,606     7,790     7,347     5,246    2,508     2,762
 Insurance and claims...     8,284    13,196    10,969    11,872     7,967    4,562     5,081
 Communication and
  utilities.............     2,368     2,696     3,077     2,618     2,562    1,314     1,032
 Depreciation...........    18,542    20,705    22,818    20,061    15,066    7,968     7,005
 Other operating
  expenses..............     7,134     7,564     8,301     5,468     3,745    1,725     1,915
 (Gain) on sale of fixed
  assets................      (713)     (944)     (360)     (149)      (27)     (22)     (189)
 Merger consummation and
  integration costs.....       --        --        --      3,494       --       --        --
                          --------  --------  --------  --------  --------  -------  --------
                           161,513   184,751   212,994   200,507   160,352   79,591    95,660
                          --------  --------  --------  --------  --------  -------  --------
 Operating income.......    16,922    20,463    23,023    23,741    31,155   14,966    18,087
Interest (expense)
 income, net............    (4,722)   (4,829)   (4,747)   (1,930)    1,524      607     1,216
                          --------  --------  --------  --------  --------  -------  --------
 Income before income
  taxes and cumulative
  effect of change in
  accounting for income
  taxes.................    12,200    15,634    18,276    21,811    32,679   15,573    19,303
Federal and state income
 taxes..................     5,078     6,220     8,028     8,808    12,094    5,760     7,142
Deferred income taxes--
 merger.................       --        --        --      2,926       --       --        --
Cumulative effect of
 change in method of
 accounting for income
 taxes..................       --        --       (700)      --        --       --        --
                          --------  --------  --------  --------  --------  -------  --------
Net income..............  $  7,122  $  9,414  $ 10,948  $ 10,077  $ 20,585  $ 9,813  $ 12,161
                          ========  ========  ========  ========  ========  =======  ========
Average shares
 outstanding(1).........    30,039    30,039    30,039    30,039    30,036   30,039    30,000
                          ========  ========  ========  ========  ========  =======  ========
Net income per share(1).  $   0.24  $   0.31  $   0.36  $   0.34  $   0.69  $  0.33  $   0.41
                          ========  ========  ========  ========  ========  =======  ========
BALANCE SHEET DATA:
Working capital.........  $  1,203  $    140  $(11,084) $  2,542  $ 40,780  $22,692  $ 55,421
Net property and
 equipment..............    93,767   102,377   108,892    90,815    73,694   81,384    70,818
Total assets............   134,983   150,217   168,934   136,393   158,146  149,366   176,279
Long-term debt, less
 current
 maturities.............    40,748    38,378    21,403       705       --       --        --
Total stockholders'
 equity.................    48,006    57,030    67,974    78,050    98,636   87,864   110,797

- --------
(1) The average shares outstanding and net income per share data have been adjusted to reflect the Stock Dividend. At the date of this Prospectus, Heartland has 20,000,00 shares of issued and outstanding Common Stock. The Stock Dividend (a 50% pro rata stock dividend to stockholders of record on September 23, 1996), is payable October 4, 1996, and will increase the number of issued and outstanding shares from 20,000,000 to 30,000,000. At the present 20,000,000 shares outstanding, the Company's net income per share was $0.36, $0.47, $0.55, $0.50, and $1.03 for each of 1991 through
    1995, respectively, and $0.49 and $0.61 for the six months ended June 30, 1995 and 1996, respectively. See "Price Range of Common Stock" and "Stock Dividend."

  The following table sets forth the percentage relationship of expense items to operating revenue for the periods indicated.

                                                                   SIX MONTHS
                                                                      ENDED
                                 YEARS ENDED DECEMBER 31,           JUNE 30,
                              -----------------------------------  ----------
                              1991   1992    1993   1994    1995   1995   1996
                              -----  -----  ------  -----  ------  -----  -----
Operating revenue...........  100.0% 100.0% 100.0%  100.0% 100.0%  100.0% 100.0%
Operating expenses:
 Salaries, wages, and
  benefits..................   28.5   27.7    26.9   25.2    21.2   23.0   17.6
 Rent and purchased
  transportation............   15.2   17.4    21.8   25.8    33.4   30.5   41.3
 Operations and maintenance.   23.7   20.7    19.2   15.9    11.0   11.6    9.7
 Taxes and licenses.........    3.2    3.2     3.3    3.3     2.7    2.7    2.4
 Insurance and claims.......    4.6    6.4     4.6    5.3     4.2    4.8    4.5
 Communications and
  utilities.................    1.3    1.3     1.3    1.2     1.3    1.4    0.9
 Depreciation...............   10.4   10.1     9.7    8.9     7.9    8.5    6.2
 Other operating expenses...    4.0    3.7     3.5    2.4     2.0    1.8    1.7
 (Gain) on sale of fixed
  assets....................   (0.4)  (0.5)   (0.2)  (0.1)    --     --    (0.2)
 Merger consummation and
  integration costs.........    --     --      --     1.6     --     --     --
                              -----  -----  ------  -----  ------  -----  -----
 Total operating expenses...   90.5   90.0    90.2   89.4    83.7   84.2   84.1
                              -----  -----  ------  -----  ------  -----  -----
 Operating income...........    9.5   10.0     9.8   10.6    16.3   15.8   15.9
Interest (expense) income,
 net........................   (2.6)  (2.4)   (2.0)  (0.9)    0.8    0.6    1.1
                              -----  -----  ------  -----  ------  -----  -----
 Income before income taxes.    6.8    7.6     7.8    9.7    17.1   16.5   17.0
Federal and state income
 taxes......................    2.8    3.0     3.4    3.9     6.4    6.1    6.3
Deferred income tax--merger.    --     --      --     1.3     --     --     --
Cumulative effect of
 accounting change..........    --     --     (0.2)   --      --     --     --
                              -----  -----  ------  -----  ------  -----  -----
Net income..................    4.0%   4.6%    4.6%   4.5%   10.7%  10.4%  10.7%
                              =====  =====  ======  =====  ======  =====  =====

COMPARATIVE OPERATING RATIOS

  Heartland's financial statements for all periods prior to March 17, 1994, were restated following the Munson merger to include the results of Munson Transportation and related entities in accordance with accounting for the transaction as a pooling of interests. See "Prospectus Summary--Munson Merger." The comparative operating ratios information first sets forth the operating ratio of the combined companies for all periods, then the stand-alone operating ratio for each of Heartland and Munson for the fiscal years ended December 31, 1991, 1992, and 1993, all of which were prior to the merger.

                                                                        SIX
                                                                      MONTHS
                                                                       ENDED
                                       YEARS ENDED DECEMBER 31,      JUNE 30,
                                       ----------------------------  ----------
                                       1991  1992  1993  1994  1995  1995  1996
                                       ----  ----  ----  ----  ----  ----  ----
Operating ratio....................... 90.5% 90.0% 90.2% 89.4% 83.7% 84.2% 84.1%
Heartland Pre-Merger.................. 81.8% 82.1% 81.5%  --    --    --    --
Munson Pre-Merger..................... 95.6% 96.0% 97.2%  --    --    --    --

                              SELLING STOCKHOLDER

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Stockholder (giving effect in each case to the Stock Dividend). Unless otherwise indicated, the Selling Stockholder has sole voting and investment power over the shares that he beneficially owns.

                                     BENEFICIAL                   BENEFICIAL
                                  OWNERSHIP BEFORE             OWNERSHIP AFTER
                                      OFFERING       SHARES      OFFERING(1)
                                 ------------------   BEING   ------------------
                                   SHARES   PERCENT  OFFERED    SHARES   PERCENT
                                 ---------- ------- --------- ---------- -------
Russell A. Gerdin............... 14,519,990  48.4%  1,500,000 13,019,990  43.4%

- --------
(1) Assuming no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the Selling Stockholder will sell 225,000 additional shares to the Underwriters and will beneficially own 12,794,990 shares (42.7% of the outstanding Common Stock) after this offering.

                                 STOCK DIVIDEND

  Heartland declared and paid pro rata stock dividends in 1991, 1992, 1993, and 1995. The effect of these stock dividends was to increase the number of issued and outstanding shares from 5,000,000 to 20,000,000. On September 12, 1996, the Company's Board of Directors declared the Stock Dividend, which will increase the number of issued and outstanding shares of the Company's Common Stock from 20,000,000 to 30,000,000. The Stock Dividend is payable October 4, 1996, to stockholders of record on September 23, 1996. As a result of the Stock Dividend, each stockholder on the record date will receive one additional fully paid and nonassessable share of Common Stock for each two shares held by such stockholder. The percentage of all issued and outstanding Common Stock owned by each stockholder on the record date will not change as a result of the Stock Dividend, other than insignificant changes as a result of not issuing fractional shares. Stockholders will receive cash in lieu of any fractional shares. The $.10 par value of the Common Stock will be unaffected by the Stock Dividend, and the Company will transfer $1,000,000 to capital stock from retained earnings to reflect the increase in shares outstanding. The Board of Directors has declared each of the stock dividends to increase liquidity for the Company's stockholders.

  The increase in shares outstanding as a result of the Stock Dividend will cause an adjustment to the market price of the Common Stock on October 4, 1996, which is after the date of this Prospectus but before this offering is expected to be completed. The adjustment would be to decrease the price of each share to approximately two-thirds of the closing price on October 3, 1996. This corresponds with the effect of the Stock Dividend, because the number of currently outstanding shares is two-thirds of the number that will be outstanding after the Stock Dividend. The adjustments in share number and price as a result of the Stock Dividend will not change the market capitalization of all of the Company's issued and outstanding Common Stock. On the day preceding the date of this Prospectus, the last reported sale price of the Common Stock was $28.50. Assuming that the Stock Dividend had occurred on the date of this Prospectus, the market price would be adjusted to $19.00.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated and Morgan Keegan & Company, Inc. (together, the "Representatives"), have severally agreed to purchase from the Selling Stockholder the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
                             UNDERWRITER                                SHARES
                             -----------                               ---------
Alex. Brown & Sons Incorporated.......................................
Morgan Keegan & Company, Inc..........................................
                                                                       ---------
Total................................................................. 1,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any such shares are purchased.

  The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $   per share to certain other dealers.
The public offering price and other selling terms may be changed by the Representatives.

  The Selling Stockholder has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,500,000, and the Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,500,000 shares are being offered hereby.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters, the Company, and the Selling Stockholder regarding certain liabilities, including liabilities under the Securities Act.

  The Company and the Selling Stockholder have agreed that until 90 days after the date of this Prospectus, they will not, without the prior written consent of Alex. Brown & Sons Incorporated, sell, offer to sell, issue, or otherwise distribute any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock.

  One or more of the Underwriters currently act as market makers for the Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Scudder Law Firm, P.C., Lincoln, Nebraska. A member of Scudder Law Firm, P.C., Earl H. Scudder, Jr., has served as a director of the Company since August 1986. Certain legal matters relating to the offering will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements and schedule of Heartland Express, Inc. incorporated by reference herein in this prospectus and elsewhere in this registration statement, have been audited by the independent public accountants Arthur Andersen LLP for 1995 and 1994 and McGladrey & Pullen, LLP for 1993 and are included herein in reliance upon the authority of said firms as experts in giving said reports.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMA-TION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN.


                                 ------------


                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Documents Incorporated by Reference........................................   2
Prospectus Summary.........................................................   3
Price Range of Common Stock................................................   7
Dividend Policy............................................................   7
Selected Consolidated Financial Data.......................................   8
Selling Stockholder........................................................   9
Stock Dividend.............................................................  10
Underwriting...............................................................  10
Legal Matters..............................................................  11
Experts....................................................................  11

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                1,500,000 Shares

                                      LOGO

                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------

                               Alex. Brown & Sons
                                  INCORPORATED

                         Morgan Keegan & Company, Inc.

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an itemized statement of expenses to be incurred in connection with the sale and distribution of the securities being registered by this Registration Statement, other than the underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the NASD filing fee. The Selling Stockholder will bear all expenses of this offering.

      SEC registration fee............................................ $ 11,253
      NASD filing fee.................................................    3,764
      Blue sky fees and expenses......................................    7,000
      Accounting fees and expense.....................................   15,000
      Legal fees and expenses.........................................   25,000
      Printing and engraving..........................................   25,000
      Miscellaneous...................................................   15,483
                                                                       --------
      Total........................................................... $102,500
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article Ninth of the Articles of Incorporation of the Registrant provides indemnification for the officers, directors, and controlling persons of the Registrant for certain liabilities which may be incurred by those individuals in their capacities as such. Section 78.751 of the Nevada General Corporate Law permits a corporation to indemnify any of its directors, officers, employees, and agents against costs and expenses arising from claims, suits, and proceedings, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of claims as to which such person is found liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that, notwithstanding the determination of liability, indemnification would be appropriate. The indemnification provisions of the Nevada General Corporation Law expressly do not exclude any other rights a person may have to indemnification under any bylaw, among other things. The Registrant does not have liability insurance covering its officers, directors, or controlling persons.

ITEM 16. EXHIBITS

      1        Form of Underwriting Agreement
      5        Opinion, including consent of Scudder Law Firm, P.C.,
                counsel to Heartland Express, Inc., as to the legality of
                the securities being registered.
     23.1      Consent of Scudder Law Firm, P.C. (included in their opin-
                ion filed as Exhibit 5 to this Registration Statement).
     23.2      Consent of Arthur Andersen LLP, independent accountants.
     23.3      Consent of McGladrey & Pullen, LLP, independent accoun-
                tants.
     24        Power of Attorney (included on signature page of this Reg-
                istration Statement).

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 15, or otherwise, the Registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and the Registrant will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The Registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF CORALVILLE, STATE OF IOWA, ON THE 25TH DAY OF SEPTEMBER, 1996.

                                          Heartland Express, Inc.

                                                 /s/ Russell A. Gerdin
                                          By: _________________________________
                                                     Russell A. Gerdin
                                                  President and Secretary

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby appoints Russell A. Gerdin, John P. Cosaert, and Earl H. Scudder, Jr., and each of them, as attorneys-in-fact with full power of substitution, to execute in their respective names, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact and to file any such amendment to the Registration Statement, exhibits thereto and documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons or their duly authorized attorney-in-fact in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /s/ Russell A. Gerdin          Chairman of the Board,        September 25, 1996
____________________________________   President, and Secretary
         Russell A. Gerdin             (principal executive
                                       officer)

      /s/ John P. Cosaert            Vice President (principal     September 25, 1996
____________________________________   financial and accounting
          John P. Cosaert              officer)

    /s/ Earl H. Scudder, Jr.         Director                      September 25, 1996
____________________________________
        Earl H. Scudder, Jr.

    /s/ Richard O. Jacobson          Director                      September 25, 1996
____________________________________
        Richard O. Jacobson

 /s/  Benjamin J. Allen, Ph.D.       Director                      September 25, 1996
____________________________________
      Benjamin J. Allen, Ph.D.

     /s/  Michael J. Gerdin          Director                      September 25, 1996
____________________________________
         Michael J. Gerdin